Filed by Trebia Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended.

Subject Company: Trebia Acquisition Corp.

Commission File No.: 001-39331

Date: December 9, 2021

System1’s MapQuest Agrees to Acquire RoadWarrior to

Increase Footprint in Subscription Services & Route Planning

LOS ANGELES, CA, December 9, 2021 (GLOBE NEWSWIRE) - System1, owners of MapQuest, one of the original consumer mapping services, today announced that it has reached an agreement to acquire RoadWarrior, a subscription app focused on route planning for today’s ever-growing gig economy drivers. The acquisition will enable System1 to continue expanding the breadth of their subscription offerings, while delivering more robust route planning product features to MapQuest’s users.

“There are strong synergies between the RoadWarrior and MapQuest products,” said John Chipouras, General Manager at MapQuest. “In-market commercial route-planning tools currently fail to provide integrated navigation. The RoadWarrior acquisition will enable MapQuest to bring a custom navigation and route optimization experience within a single offering.”

RoadWarrior’s subscription app, developed and enhanced over the last ten years, leverages proprietary algorithms to streamline complex routing problems faced by delivery drivers who have complicated multi-stop route itineraries. In addition to traffic, the RoadWarrior app factors drop-off priorities, school zones, tolls, one-way trips and more while delivering an optimized route. The RoadWarrior app also offers additional functionality for fleet managers with tools that include driver management, route assigning and progress tracking.

System1’s expertise in customer acquisition will help to grow RoadWarrior’s subscriber base even further, especially among MapQuest’s current users who seek a more feature-rich experience.

“MapQuest is a great product with incredibly loyal users, and we are excited to offer professional and optimized route planning to gig economy drivers,” said Michael Blend, CEO of System1, owner of MapQuest. “In addition, subscription products are an important part of System1’s growth strategy, and RoadWarrior is the next of many future subscription services that will benefit from the strength of our RAMP customer acquisition platform.”

In June 2021, System1 announced plans to list on the NYSE through a business combination with Trebia Acquisition Corp. (NYSE: TREB), which also includes the acquisition of Protected.net Group. Upon the closing of the business combination with Trebia, expected in early 2022, the parent company will be known as System1, Inc. and will trade under the new ticker symbol “SST”. For more information about the transaction, please visit the Investor Relations section of the System1 website at https://ir.system1.com/overview/.

The transaction is conditioned on the completion of System1’s de-SPAC process with Trebia Acquisition Corp., among other customary closing conditions.

About System1

System1 combines best-in-class technology & data science to operate its advanced Responsive Acquisition Marketing Platform (RAMP). System1’s RAMP is omni-channel and omni-vertical, and built for a privacy-centric world. RAMP enables the building of powerful brands across multiple consumer verticals, the development & growth of a suite of privacy-focused products, and the delivery of high-intent customers to advertising partners.

For more information, visit www.system1.com.

About Trebia Acquisition Corp.

Trebia Acquisition Corp. is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more business entities. The company was founded by William P. Foley, II and Frank R. Martire, Jr. on February 11, 2020 and is headquartered in New York, NY.

For more information, visit www.trebiaacqcorp.com.

Important Information and Where to Find It

In connection with the proposed business combination (the “Business Combination”) between Trebia and System1, Trebia filed a registration statement on Form S-4, as amended, which contains a proxy statement/prospectus (the “Proxy Statement/Prospectus”) with the U.S. Securities and Exchange Commission (“SEC”) to be distributed to holders of Trebia ordinary shares in connection with Trebia’s solicitation of proxies for the vote by Trebia’s shareholders in connection with the proposed business combination with S1 Holdco, LLC (“S1” and System1’s parent entity) and Protected.net Group Ltd. (“Protected”, and together with its and S1’s respective subsidiaries, collectively “System1”). Trebia also will file other documents regarding the proposed transaction with the SEC related to the proposed business combination. Trebia and System1 urge investors, shareholders and other interested persons to read the Proxy Statement /Prospectus, as well as other documents filed with the SEC in connection with the Business Combination, as these materials will contain important information about Trebia, System1 and the Business Combination. Such persons can also read (i) Trebia’s final prospectus, as amended, dated June 16, 2020 (SEC File No. 333-238824) which was filed with the SEC on June 18, 2020 (the “Trebia Prospectus”), for a description of the security holdings of Trebia’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination, (ii) Trebia’s current report on Form 8-K which was filed with the SEC on June 29, 2021 for a description of the business combination agreement and certain ancillary agreements related to the Business Combination and (iii) the Proxy Statement/Prospectus. After the registration statement has been cleared by the SEC, the definitive Proxy Statement/Prospectus will be mailed to Trebia’s shareholders as of the record date established for voting on the Business Combination and other matters related thereto. Shareholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Trebia Acquisition Corp., 41 Madison Avenue, Suite 2020, New York, NY 10010, or (646) 450-9187.

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding Trebia, System1 or their respective management team’s expectations, hopes, beliefs, intentions or strategies regarding the future, including with respect to the proposed RoadWarrior acquisition. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this document may include, for example, statements about System1’s industry and market sizes; future opportunities for System1, MapQuest and/or RoadWarrior; expectations and projections concerning the future financial and operational performance and/or results of operations of System1; the pending RoadWarrior acquisition by System1’s MapQuest business, including the ability of the parties to successfully consummate the transaction; and the pending Business Combination transaction between Trebia and System1, including the implied enterprise value, ownership structure and the likelihood and ability of the parties to successfully consummate the transaction.

The forward-looking statements contained in this document are based on Trebia’s and System1’s current expectations and beliefs concerning future developments, and their potential effects on Trebia or System1 taking into account information currently available.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause System1’s actual financial results or operating performance to be materially different from those expressed or implied by these forward-looking statements. Such risks, uncertainties and assumptions include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the business combination agreement between Trebia and System1 (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against Trebia and/or System1 following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the shareholders of Trebia, certain regulatory approvals, or satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on System1’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to maintain the listing of Trebia’s ordinary shares on NYSE following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of System1 to grow and manage growth profitably, and retain its key employees; (9) costs related to the proposed business combination; (10) the amount of redemption requests by Trebia’s public shareholders; (11) changes in applicable laws or regulations (including those concerning data security, consumer privacy and/or information sharing); and (12) the possibility that Trebia or System1 may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Trebia’s most recent filings with the SEC, including the Proxy Statement/Prospectus filed in connection with the Business Combination.

Participants in the Solicitation

Trebia and System1, and their respective directors, executive officers and other employees and members of their management may be deemed, under SEC rules, to be participants in the solicitation of proxies of Trebia’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Trebia’s directors and executive officers in (i) the Trebia Prospectus and (ii) the Proxy Statement/Prospectus. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Trebia’s shareholders (including information concerning the interests of Trebia’s and System1’s participants in the solicitation, which may, in some cases, be different than those of Trebia’s and System1’s equity holders generally) in connection with the Business Combination is set forth in the Proxy Statement/Prospectus for the Business Combination.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This document also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts:

Investors

Ashley DeSimone

ICR, Inc.

Ashley.desimone@icrinc.com

Brett Milotte

ICR, Inc.

Brett.milotte@icrinc.com

Media

Dan McDermott

ICR, Inc.

Dan.mcdermott@icrinc.com